FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 16, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

 Fourth Quarter 2005 Results

Buenos Aires, February 16, 2006 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces the results for the fourth quarter ended December 31, 2005.

*  Net income for 2005 quarter was P$109 million compared to P$522 million in 2004 quarter*. The twelve-month periods ended December 31, 2005 and 2004 reflected P$613 million and P$678 million gains, respectively.

*  Net sales for 2005 quarter increased 21.1% to P$2,938 million, boosted mainly by the significant rise in the price of WTI.

*   Gross profit for 2005 quarter was P$981 million, 17.6% higher compared to 2004 quarter.

*  Operating income for 2005 quarter totaled P$620 million, accounting for a 44.2% increase compared to 2004 quarter.

*  In 2005 fiscal year the Company’s shareholders’ equity increased 11.1% to P$6,124 million as of December 31, 2005.

*  The 2005 quarter reflects a P$424 million allowance to adjust the book value of assets in Venezuela to their recoverable value. The Company has undertaken a migration process as to its operations in Venezuela implying conversion of operating agreements in force into partially state-owned companies that will be majority-owned by the Venezuelan Government, through Petróleos de Venezuela S.A.. As of the date of these financial statements, there is no accurate data available on the definitive terms and conditions relating to conversion of operating agreements. That notwithstanding, based on the framework of operating agreements and the present state of negotiations with PDVSA, the Company estimates that said migration process will imply a deterioration in the value of its assets in such country and a reduction in reserve volumes. Accordingly, as of December 31, 2005, the allowance provided by the Company is reflected in the following lines: Other (expense) income, net, P$288 million; Income tax, P$110 million and Equity in earnings of affiliates, P$26 million. (See “Operations in Venezuela” on page 13)

*  In addition, 2005 quarter reflects a P$242 million gain attributable to the partial reversal of the allowance provided for tax gains derived from tax loss carry forwards and for payments made for the minimum presumed income tax, considering profitability expectations in connection with the Company’s businesses as of December 31, 2005. The recovery of tax gains is shown in the income tax line.

* For comparative purposes, information for 2004 quarter includes the results of EG3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe SRL, as if the merger had been effected on January 1, 2004. Considering that the effective date of the merger is January 1, 2005, net income for the previous year shown on a comparative basis does not change as a result of the merger. For such reason, the balancing item of the net effect of added results is recorded under “Minority Interest in subsidiaries”.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Without proportional consolidation, Equity in Earnings of Affiliates is broken down as follows:

Equity in Earnings of Affiliates reflects the following changes:

*   TGS/CIESA: In 2005 quarter, equity in earnings of CIESA/TGS accounted for a P$23 million loss compared to a P$22 million gain in 2004 quarter, mainly attributable to the negative impact of the peso devaluation in 2005 quarter and a gain from TGS’s debt restructuring in 2004 quarter.

Sales revenues rose 5.8% in 2005 quarter. Sales revenues for the gas transportation segment increased 11% to P$12 million in 2005 quarter. This improvement mainly results from execution of new firm transportation agreements for the expansion of the Gral. San Martín Gas Pipeline completed in August 2005. Revenues from the NGL production and marketing segments moved up 43.4% to P$175 million in 2005 quarter, basically due to higher NGL export volumes at improved international reference prices.

*     Citelec / Transener: Equity in earnings of Citelec accounted for a P$6 million gain in 2005 quarter compared to a P$12 million loss in 2004 quarter. As from September 30, 2005, upon submittal of the plan for Citelec divestment, equity interest in Citelec was valued at the recoverable value determined on the basis of the probable net realization value.

*   Petrobras Bolivia Refinación (PBR): Equity in earnings of PBR accounted for a P$15 million gain in 2005 quarter and a P$10 million loss in 2004 quarter. This improvement in 2005 quarter is attributable to an increased margin from unregulated market operations, positively affected by the rise in international reference prices and lower discounts in crude oil and gasoline exports; and, in addition, to the positive effects of the regulatory changes implemented as from 2005 second quarter.

*    Petrolera Entre Lomas S.A. (PELSA): Equity in earnings of PELSA accounted for P$8 million and P$4 million gains in 2005 and 2004 quarters, respectively. This increase derives from the combined effect of an improvement in sales prices in line with international reference prices and a 9% rise in sales volumes.

*    Coroil and Inversora Mata Impairment: Petrobras Energía Venezuela’s equity in earnings of Coroil and Inversora Mata accounted for a P$26 million loss in 2005 quarter, as a result of an impairment charge to adjust the book value of operating assets to their recoverable value, on the basis of the provisional agreements whereby the parties undertake to negotiate the terms and conditions for the conversion of operating agreements into partially state-owned companies that will be majority-owned by the Venezuelan Government.

Financial income (expense) and holding gains (losses)

*  Without proportional consolidation, financial income (expense) and holding gains (losses) increased P$10 million to P$80 million in 2005 quarter, mainly as a result of the following:

-   A P$29 million loss derived from exchange differences in 2005 quarter, as a result of the effect of the 4.1% depreciation of the peso against the US dollar on the net borrowing position, mostly denominated in US dollars. In 2004 quarter, the exchange rate remained unchanged.

-    A reduction in gains attributable to the valuation at market value of derivative instruments which do not qualify for hedge accounting, which totaled P$25 million in 2005 quarter compared to P$46 million in 2004 quarter. The future curve of crude oil prices dropped 10% in 2005 quarter compared to 5% in 2004 quarter. However, in 2004 quarter hedged volumes totaled 50,000 barrels per day compared to 20,000 barrels per day in 2005 quarter.

Other Income (Expense), net

* Without proportional consolidation, other income (expense), net accounted for P$320 million and P$11 million losses in 2005 and 2004 quarters, respectively.

Income (expense) for 2005 quarter mainly reflect:

-    A P$255 million impairment charge for assets in Venezuela.

-    P$63 million allowance on the book value of the loans granted to joint venture partners in Venezuela.

-    P$54 million assessment by SENIAT – Venezuela,.

-   P$44 million gain from recovery of the impairment charge for fixed assets in the  Río Neuquén area in Argentina.

Income Tax

*  The income tax charge for 2005 quarter accounted for a P$4 million loss compared to a P$172 million gain in 2004 quarter. The 2005 quarter reflects P$6 million and P$9 million losses attributable to our share in the income tax of CIESA and Distrilec, respectively. The 2004 quarter reflects a P$3 million loss attributable to our share in the income tax of Distrilec.

Without proportional consolidation, income tax accounted for a P$11 million gain in 2005 quarter compared to a P$175 gain in 2004 quarter.

Income tax charge for 2005 and 2004 quarters reflects tax gains from reversal of allowances provided for tax credits resulting from tax loss carry forwards in the amount of P$197 million in 2005 and P$299 million in 2004, including P$31 million attributable to Petrobras Energía Perú S.A.

In addition, a P$45 million tax gain was recognized from reversal of the allowance for payments made for the minimum presumed income tax for 1998 to 2002 fiscal years.

As a result of the recoverability analysis of the book value of assets in Venezuela, tax gains resulting from tax loss carry forwards in the amount of P$110 million were charged to income in 2005 quarter.

Excluding the effects mentioned above, income tax charge totaled P$121 million in 2005 quarter and P$124 million in 2004 quarter.

Balance Sheet

The following breakdown excludes proportional consolidation:

Cash Flow Statement

The following breakdown excludes proportional consolidation:

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

*   Net sales for 2005 quarter increased 31.9% to P$1,256 million mainly due to the 41.6% rise in the average sales price per barrel of oil equivalent, reflecting a 24.2% positive variation in the WTI price, partially offset by a 5.8% reduction in sales volumes of oil equivalent.  The average sales price per barrel of crude oil, net of the effect of taxes on exports, increased 37% to P$106.6 in 2005 quarter from P$77.6 in 2004 quarter.

Combined oil and gas daily sales volumes decreased to 163 thousand barrels of oil equivalent from 173 thousand barrels per day in 2004 quarter. Crude oil sales volumes decreased 3% to 117 thousand barrels per day in 2005 quarter, while gas sales volumes decreased 11.2% to 277 million cubic feet.

In Argentina, sales rose 10% to P$567 million in 2005 quarter, boosted by a 25% increase in the average sales price of oil equivalent. Combined oil and gas daily sales volumes declined 12% to 85.7 thousand barrels of oil equivalent in 2005 quarter. This reduction was mainly attributable to the Argentine oilfield natural decline and to the effects of the strike held by the Private Oil Workers’ Union

(Sindicato de Petroleros Privados) in October 2005 which had an impact on the production at the Austral and San Jorge Basins. Regarding the oilfields’ decline which is considerable since they are mature fields under production through secondary recovery, the significant investments made during the fiscal year, mainly in projects to improve the oilfields’ basic production curve, allowed to mitigate such curve.

Crude oil sales increased 8% to P$504 million in 2005 quarter. This increase was attributable to the 20% rise in the average sales price to P$107.7 per barrel. The favorable international price scenario in both quarters was severely impacted by the export tax scheme in force. This scheme was a conditioning reference for the fixing of domestic sales prices to the downstream segment in line with the Argentine Government’s intention to establish a price stability framework in the domestic market.

Daily crude oil sales volumes declined 9% to 51 thousand barrels in 2005 quarter.

Total gas sales increased 26.5% to P$63 million in 2005 quarter, mainly due to a 48% improvement in sales prices to P$3.28 per million cubic feet. This rise is mainly attributable to the implementation of a path of prices provided for by the Secretary of Energy as from May 2004 and increased export prices and prices for industrial clients.

Conversely, due to restrictions imposed by the Argentine Government within the context of the energy emergency, gas export volumes fell and were sold in the domestic market at lower prices. Daily sales volumes dropped 14.7% to 208.8 million cubic feet in 2005 quarter from 244.7 million cubic feet in 2004 quarter.

Combined oil and gas sales outside of Argentina increased 61% to P$684 million in 2005 quarter. Total daily oil and gas sales volumes increased 1.8% to 77.4 thousand barrels of oil equivalent in 2005 quarter. The average sales price per barrel of oil equivalent increased 58.6% to P$96.1 in 2005 quarter.

In Venezuela, oil and gas sales grew 56% to P$345 million in 2005 quarter. This increase was mainly attributable to the 55% rise in the sales price per barrel of oil equivalent basically attributable to the WTI behavior mentioned above and the accrual of the additional compensation provided for in the operating agreement of the Oritupano Leona area. Accumulated production at the Oritupano Leona oilfield during 2005 first quarter exceeded 155 million barrels. As from this milestone, an additional incentive started to be applied to any incremental production. This additional compensation was subsequently limited by the application of the 66.67% limit provided for in the provisional agreements relating to migration to the partially-state owned company modality. With such limit, this compensation accounted for additional sales in the amount of P$78 million in 2005 quarter.

Considering the behavior of WTI prices, in addition to the net effect of accrual of the above mentioned additional compensation and the impact of the limit imposed under the provisional agreements, the average price per barrel of oil equivalent grew 70.5% to P$86.13 in 2005 quarter.

Daily sales volumes of oil equivalent dropped to 46.2 thousand barrels or 9.2% in 2005 quarter mainly as a consequence of the significant cuts in the investment plan for the Oritupano-Leona area established by Petróleos de Venezuela at the time of approval of 2005 fiscal year budgets and the poor results obtained from drilling works during 2005 at La Concepción area.

In Ecuador, oil sales for 2005 quarter increased 133% to P$107 million, mainly boosted by a 98% rise in sales volumes and a 18% increase in sales prices to P$128.5 per barrel.

Daily sales volumes increased to 9 thousand barrels in 2005 quarter, mainly boosted by investments in development works made in Block 18 during 2005.

In Peru, combined oil and gas sales increased 44% to P$190 million in 2005 quarter.

The crude oil price rose 33% to P$154.7 per barrel in 2005 quarter. Daily sales volumes of oil equivalent increased 11.94% to 15 thousand barrels in 2005 quarter, mainly as a result of the successful investments made in development works.

In Bolivia, oil and gas sales in 2005 quarter increased 65.4% to P$43 million, boosted by an increase in gas prices. Combined daily oil and gas sales volumes dropped 2.1% to 7 thousand barrels per day as a consequence of a reduction in gas deliveries to Brazil.

Average gas sales prices rose 71% to P$9.4 per million cubic feet in 2005 quarter as a consequence of the increase in fuel oil international prices used as the basis for calculation of the price for exports to Brazil.

*   Gross profit for 2005 quarter rose P$231 million or 47.8% to P$714 million. The margin on sales increased to 56.76% in 2005 quarter from 50.74% in 2004 quarter.

*   Administrative and selling expenses in 2005 quarter increased 17% to P$77 million. This rise mainly results from increased oil volumes transported in Ecuador and, to a lesser extent, to higher labor costs.

*   Other operating income (expense) accounted for P$68 million and P$101 million losses in 2005 and 2004 quarters, respectively, mainly attributable to charges under the Ship or Pay transportation contract in Ecuador and environmental remediation expenses.

Liquid Hydrocarbon and Natural Gas Reserves

*   As of December 31, 2005, liquid hydrocarbon and natural gas proved reserves, audited by Gaffney, Cline & Associates, totaled approximately 760 MMboe (538 million barrels of oil and 1,331 billion cubic feet of gas). This accounts for a 4% increase compared to reserves certified as of December 31, 2004 (2.5% for liquid hydrocarbons and 23.6% for natural gas).

During 2005 fiscal year, a net addition of reserves of approximately 28 MMboe was recorded as detailed below:

-  95 MMboe were added as a result of the merger of Petrolera Santa Fe S.A and Petrobras Argentina S.A.

-   Through extensions in connection with known accumulations mostly from drillings in Argentina and Venezuela which allowed for the extension of the proved area, 19 MMboe were added.

- Technical reviews resulted in a 14 MMboe reduction mainly attributable to adjustments in gas projects which derived in a drop in reserves at the Austral Basin in Argentina. This was offset by additions resulting from the good results obtained from drilling projects in Peru.

-  A 9 MMboe drop was recorded as a result of adjustments in secondary recovery projects in the Neuquén Basin in Argentina.

-    Production totaled 62.6 MMboe.

Liquid hydrocarbons and natural gas account for 71% and 29%, respectively, of total proved reserves. Sixty per cent (60%) of total proved reserves are located outside of Argentina. This reduced percentage compared to previous year is attributable to the acquisition of Petrolera Santa Fe S.R.L.’s and Petrobras Argentina S.A.’s reserves.

As of December 31, 2005, we had total oil and gas proved reserves equal to 12.1 years of production at 2005 oil and gas production levels.

As of December 31, 2005, estimated proved reserves attributable to operations in Venezuela are calculated on the basis of the contractual structure in force. As a result of the new legislation governing hydrocarbon exploitation in Venezuela, in September 2005 our subsidiary Petrobras Energía Venezuela S.A. executed provisional agreements with Petróleos de Venezuela S.A. (PDVSA) whereby it undertook to negotiate the terms and conditions for the conversion of the operating agreements governing the Oritupano Leona, La Concepción, Acema and Mata areas into partially state-owned companies that will be majority-owned by the Venezuelan Government through PDVSA. As of the date of certification of reserves and of these financial statements, there is not enough information available to quantify, if any, any impact on reserves. (See “Operations in Venezuela”)

Likewise, as of December 31, 2005, estimated proved reserves attributable to operations in Bolivia were certified under the agreements and the regulatory framework in force as of December 31, 2005. However, as stated by the new Government that took over in January 2006, the regulatory framework governing operations in Bolivia may be subject to changes that may adversely affect the Company’s reserves.

Operations in Venezuela

*  In April 2005, the Venezuelan Ministry of Energy and Petroleum (MEP) instructed Petróleos de Venezuela S.A. (PDVSA) to review the 32 operating agreements entered into by PDVSA affiliates with oil companies in the 1992-1997 period, including, among others, the agreements executed by the Company governing development of the Oritupano Leona, La Concepción, Acema and Mata areas. In the MEP’s opinion, these operating agreements include clauses that are not consistent with the Hydrocarbons Organic Law currently in force and enacted in 2001.

PDVSA was also instructed by the MEP to take all necessary steps, within a six-month term, to convert the operating agreements in force into partially state-owned companies that will be majority-owned by the Venezuelan Government, through PDVSA. In connection with these agreements, the MEP instructed PDVSA that the total amount of payments to contractors accrued over the remaining term of operating agreements should not exceed 66.67% of the total value in US dollars of the crude oil delivered under the operating agreements in force.

During 2005, through several initiatives, PDVSA has taken several strong actions relating to the operating agreements in force so as to foster migration, including, among others:

(a)  PDVSA approved a reduced investment amount for the development of the Oritupano Leona area,

(b)   PDVSA faced difficulties in the reception of oil production,

(c)  Partial payment in bolivares. In this respect, in June 2005, PDVSA informed Petrobras Energía Venezuela S.A. that it will pay in bolivares the compensations provided under the operating agreements in force corresponding to the national component of the materials and services supplied. This modified the provision contemplated in the operating agreements mentioned above, whereby PDVSA payments should be made in US dollars. In the meantime, and until an audit were conducted by PDVSA to determine the portion corresponding to the national component, PDVSA decided to pay in US dollars 50% of the amounts contemplated in the above mentioned agreements and the remaining 50% in bolivares. Subsequently, and as from payments for 2005 third quarter production, the portion of the payment in bolivares was reduced to 25%,

(d) the National Integrated Service of Tax Administración (Servicio Nacional Integrado de Administración Tributaria), or SENIAT, looked into the taxes paid by companies operating the 32 oil operating agreements, and as a result it made objections as to the tax returns timely filed. In such respect, as of December 31, 2005 the Company recorded a P$54 million loss, and

(e)   an increase in the income tax rate from 34% to 50%.

As a prior step to adjust the operating agreements in force to the new business scheme, on September 29, 2005 Petrobras Energía Venezuela, S.A. executed Provisional Agreements with PDVSA, whereby PDVSA committed to negotiate the terms and conditions relating to conversion of the operating agreements of the Oritupano Leona, La Concepción, Acema and Mata areas and, in addition, it acknowledged application of the 66.67% limit on the amounts paid to contractors. The Provisional Agreement for the Oritupano Leona Area was executed subject to prior approval by Petrobras Energía S.A.’s Regular Shareholders’ Meeting and by a Petrobras Energía Participaciones S.A.’s Special Shareholders’ Meeting, which meetings adopted favorable resolutions in such respect.

As of December 31, 2005, estimated proved reserves attributable to operations in Venezuela amount to 269 MMboe, accounting for 35.4% of the Company’s total   reserves of oil equivalent.

The Company’s total reserves in Venezuela are calculated on the basis of the contractual structure in force as of December 31, 2005.

As of the date of these financial statements, there is no accurate data available on the definitive terms and conditions relating to conversion of operating agreements. That notwithstanding, based on the framework of  Provisional Agreements and the current state of negotiations with PDVSA, the Company estimates that the conversion process will imply a deterioration in the value of its assets in Venezuela and a reduction in reserve volumes.

Accordingly, as of December 31, 2005 the Company recorded a P$424 million allowance to adjust the book value of assets in Venezuela to their recoverable value, of which P$255 million, P$110 million and P$59 million are attributable to fixed assets, deferred tax assets and noncurrent investments, respectively.  For the purpose of determining the recoverable value, the Company’s Management made cash flow projections considering continuation of agreements in force during the negotiation and different estimates relating to the partially state-owned company modality, in accordance with the information currently available on account of the present state of negotiations with PDVSA. Such projections are highly sensitive to changes in the estimates made and consequently, the final result of the conversion process mentioned above might significantly differ from the estimated amount.

Based on the Company’s estimated interest in the partially state-owned companies and on the corporate structure established to materialize migration of operating agreements, and once such migration has been completed, the Company’s reserves in Venezuela will be shown in the oil and gas supplementary disclosure required by SFAS 69 on the Unconsolidated Companies line.

Refining

*  Operating income for 2005 quarter reflected a P$65 million loss compared to a P$36 million gain in 2004 quarter. The impossibility to pass through the 21.2% increase in crude oil costs to domestic prices had a significant impact on the downstream business performance during 2005.

*  Gross profit for 2005 quarter significantly declined to P$9 million from P$110 million in 2004 quarter. Gross margin was adversely affected by the increase in crude oil prices to P$119 per barrel in 2005 quarter and by the impossibility to pass through such increase to sales prices in the gasoline and diesel oil retail market which accounts for approximately 60% of sales. Gross margin dropped to 1% in 2005 quarter from 12% in 2004 quarter.

*  Net sales for refinery products increased to P$1,025 million or 11.4% in 2005 quarter, mainly boosted by the 33.2% improvement in prices of products not belonging to the gasoline and diesel oil retail market and, to a lesser extent, by a 3.4% rise in sales volumes both in the domestic and export markets.

In line with the significant 24% rise in the price of WTI, average sales prices of products not belonging to the gasoline and diesel oil retail market increased 33.2%, with a 33%, 40.4%, 48.7%, 65.3%, 22% and 58.2% improvement for gasoline, diesel oil, fuel oil, blends, VGO and asphalts, respectively. Conversely, petrochemical raw material prices decreased 8.3% as a consequence of the 26% drop in benzene, offset by the 13.5%, 16%, 25%, 19% and 19% rise in hexane, varieties of paraffins, solvents, xylene and high flash, respectively.

In 2005 quarter crude oil volumes processed at the refineries totaled 66.7 thousand barrels per day in line with 2004 quarter.

Total gasoline sales volumes increased 35.4% to 214 thousand cubic meters in 2005 quarter mainly due to a 195% increase in exports on account of high prices in the international market and, to a lesser extent, the 11.6% increase in local sales in line with the 12.5% rise in the gasoline market.

Total diesel oil sales volumes decreased 3.2% to 433 thousand cubic meters in 2005 quarter, mainly due to the decision to limit diesel oil imports, the higher costs of which cannot be passed through to final prices. Within this scenario, the market share dropped to 13.5% in 2005 quarter from 14.3% in 2004 quarter.

Asphalt sales volumes grew 5.6% in 2005 quarter, mainly as a result of increased sales in the domestic market, taking the lead in the market with a market share of 39.2%.

As regards heavy distillates, in 2005 quarter sales volumes declined 4.4%, mainly due to lower VGO exports and reduced fuel oil sales volumes both in the domestic and international markets.

Regarding the other products, sales volumes of reformer plant byproducts increased 18.9% in 2005 quarter basically due to increased LPG and hexane sales in the domestic market.

Petrochemicals

*  Net sales for the Petrochemicals business segment increased 5.8% to P$641 million mainly due to higher sales volumes in all products.

In Argentina, styrenics sales increased to P$231 million or 2.7% in 2005 quarter, mainly due to the 9% increase in sales volumes, partially offset by a 5% drop in average sales prices.

Styrene sales volumes rose approximately 24% in 2005 quarter. The start-up of the ethylene plant in October 2004 allowed to increase ethylbenzene production and to export 11.5 thousand tons to Innova. In addition, and due to interruptions in production at the polystyrene plant, a styrene surplus was recorded which was used for export markets.

Polystyrene and bops sales volumes were 6% higher in 2005 quarter with a 9% increase in domestic sales and a 2% rise in exports.

Rubber sales volumes decreased 12% in 2005 quarter with a higher impact on exports (20% reduction) mainly due to a higher supply at international level and a drop in the regional market activity.

In 2005 quarter, styrene and polystyrene prices decreased approximately 14%, in line with the drop in international reference prices. Conversely, a 23% increase in the rubber prices was recorded due to higher butadiene international prices and the improvement in the sales mix, prioritizing regions with higher profitability, basically non-traditional Middle East markets such as Israel and Turkey.

In Brazil, Innova’s sales decreased 2.4% to P$247 million in 2005 quarter.

Styrene sales volumes increased 14% in 2005 quarter due to a higher availability of ethylbenzene in addition to increased exports to Argentina. Conversely, polystyrene sales volumes decreased 9% mainly due to a reduced demand in the domestic market derived from consumption of customers’ stocks, partially offset by an increase in exports to Argentina.

In 2005 quarter, styrene and polystyrene prices recorded 11% and 20% decreases, respectively, as a consequence of lower sales prices in the domestic market.

Fertilizers sales in 2005 quarter increased 34.6% to P$214 million due to the combined effect of a strong increase in sales volumes and a slight improvement in sales prices. Sales volumes rose 31.5% as a consequence of an increase in the demand from the agricultural sector on account of fertilization delays derived from adverse weather conditions during the third quarter of 2005.

*  Gross profit for 2005 quarter increased 5.1% to P$123 million mainly due to the fertilizers business which allowed to absorb reduced profits from styrenics, both in Argentina and Brazil. Gross margin on sales remained at similar levels in both quarters, with values slightly exceeding 19%.

As regards styrenics in Argentina, gross profit dropped 6.7% to P$42 million in 2005 quarter as a consequence of reduced sales prices and higher fixed production costs. Gross margin on sales decreased to 18.2% in 2005 quarter from 20% in 2004 quarter.

Regarding styrenics in Brazil, gross profit dropped 15.4% to P$33 million in 2005 quarter. Gross margin on sales moved down to 13.4% in 2005 quarter from 15.3% in 2004 quarter as a result of market limitations to pass through higher costs of raw materials (mainly benzene) to prices.

Regarding fertilizers, gross profit increased 45.5% to P$48 million in 2005 quarter, mainly due to higher sales volumes. Gross margin on sales increased to 22.4% in 2005 quarter from 20.8% in 2004 quarter.

Hydrocarbon Marketing and Transportation

Breakdown of operating income excluding proportional consolidation of CIESA is as follows:

Sales revenues increased 20.3% to P$154 million in 2005 quarter mainly due to higher prices of both gas and liquids. The increase in the price of gas resulted from the application of the price recovery path fixed by the Secretary of Energy as from May 2004 and the rise in international reference prices applicable to certain export contracts and contracts with industrial customers. The increase in liquids prices derived from a rise in their international references. Sales revenues from gas and liquids produced by the Company and imported gas and liquids totaled P$80 million and P$74 million in 2005 quarter and P$56 million and P$71 million in 2004 quarter, respectively. Sales volumes in Argentina for imported gas and gas produced by the Company fell to 229.4 million cubic feet per day in 2005 quarter from 263.2 million cubic feet per day in 2004 quarter, mainly as a consequence of the union strike held at the Austral Basin during the last quarter of 2005 and, to a lesser extent, a drop in the Company’s own production due to the decline of fields located in Argentina. Liquids sales volumes dropped to 65 thousand tons in 2005 quarter from 75.4 thousand tons in 2004 quarter as a consequence of reduced gas volumes processed as indicated above and lower yields obtained from processing gas with lower richness and heavier crude oils.

No sales revenues from gas and LPG brokerage services were recorded in 2005 quarter compared to P$1 million in 2004 quarter.

Electricity

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation to the proportional consolidation of Distrilec is as follows:

*  Net sales of electricity generation increased to P$94 million or 46.9% in 2005 quarter, mainly boosted by a 36.4% rise in energy sales and a 9.3% improvement in generation prices.

The increase in average energy prices was primarily attributable to a higher demand for energy and gas supply restrictions, which resulted in energy deliveries by less efficient machines, and to the passing through of increased gas costs to sales prices as a result of the path of prices implemented during 2004.

Net sales attributable to Genelba Power Plant increased to P$75 million or 50% in 2005 quarter as a result of the combined effect of improved prices and increased sales volumes. Average energy sales prices rose to P$56.1 or 8.5% per MWh in 2005 quarter as a consequence of the market reasons mentioned above. Energy sales increased to 1,329 GWh or 37.2% in 2005 quarter mainly due to the plant shutdown occurred in November 2004. Accordingly, both Genelba plant factor and availability factor increased to 90% and 95%, respectively in 2005 quarter from 70% and 74% in 2004 quarter, respectively.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex rose to P$19 million or 46.2% in 2005 quarter due to the combined effect of higher generation volumes and improved sales prices. During 2005 quarter energy delivered rose to 373 GWh or 33.7%. Sales prices increased to P$51.2 per MWh or 9.6% in 2005 quarter. The plant factor increased to 58% in 2005 quarter from 44% in 2004 quarter and the availability factor was approximately 100% in both quarters.

*  Gross profit for the generation business increased P$19 million to P$46 million in 2005 quarter due to the combined effect of improved sales prices and increased generation volumes. Gross margin on sales was 48.9% in 2005 quarter and 42.2% in 2004 quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 02/16/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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Petrobras Energía Participaciones S.A. – Fourth Quarter 2005 Results